

December 21, 2020

Elena Krioukova
Principal Executive Officer
Hygge Integrated Brands Corp.
1 Young Street, Unit 1801
Toronto, Ontario Canada M5E 1W7

> **Re: Hygge Integrated Brands Corp.**
> **Form 10-K For The Fiscal Year Ended May 31, 2020**
> **Filed May 31, 2020**
> **File No. 000-56183**

Dear Ms. Krioukova:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2020

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

1.   Please amend your Form 10-K to include the audit report to cover the correct period. Your audit report should read, "In our opinion…the financial position of the Company as of May 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2020, in conformity…" Refer to paragraph .08 and Appendix B of PCAOB AS 3101. We remind you that your amended filing should include updated Section 302 Certifications that are currently dated and make reference to the Form 10-K/A.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Andi Carpenter at 202-551-3645 or Dale Welcome at 202-551-3865 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing